Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of March 26, 2018,

among

WME ENTERTAINMENT PARENT, LLC,

LION MERGER SUB, INC.

and

NEULION, INC.

TABLE OF CONTENTS

Page
ARTICLE I

 The Merger

ARTICLE II

 Representations and Warranties of the Company

i

Page

ARTICLE III

 Representations and Warranties of Parent and Merger Sub.

ARTICLE IV

 Covenants Relating to Conduct of Business

SECTION 4.01	Conduct of Business of the Company	28
SECTION 4.02	No Frustration of Conditions	31
SECTION 4.03	No Solicitation	31

ARTICLE V

 Additional Agreements

Page

ARTICLE VI

 Conditions Precedent to the Merger

SECTION 6.01	Conditions to Each Party’s Obligation	42
SECTION 6.02	Conditions to Obligations of Parent and Merger Sub	43
SECTION 6.03	Conditions to Obligation of the Company	44
SECTION 6.04	Frustration of Closing Conditions	44

ARTICLE VII

 Termination, Amendment and Waiver

SECTION 7.01	Termination	44
SECTION 7.02	Effect of Termination	46
SECTION 7.03	Amendment; Extension; Waiver	46

ARTICLE VIII

 General Provisions

Exhibit A Form of Stockholder Written Consent

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

Acquisition Proposal	4.03(e)
Affiliate	8.03
Agreement	Preamble
Anti-Corruption Laws	8.03
Appraisal Shares	1.07(d)
Book-Entry Shares	8.03
Business Day	8.03
Certificate of Merger	1.03
Chosen Courts	8.10(b)
Closing	1.02
Closing Date	1.02
Code	8.03
Collective Bargaining Agreements	2.10(a)
Commonly Controlled Entity	2.11(k)(i)
Company	Preamble
Company 401(k) Plan	5.05(d)
Company Acquisition Agreement	2.06(d)
Company Adverse Recommendation Change	4.03(b)
Company Balance Sheet	2.06(d)
Company Benefit Agreement	2.11(k)(ii)
Company Benefit Plan	2.11(k)(iii)
Company Board	2.04(b)
Company Board Recommendation	2.04(b)
Company Bylaws	2.01
Company Charter	2.01
Company Common Stock	2.02(a)
Company Disclosure Letter	Article II
Company Employee	5.05(a)
Company ESPP	5.04(d)(i)
Company Indemnified Party	5.06(b)
Company Intellectual Property	8.03
Company Material Adverse Effect	8.03
Company Preferred Stock	2.02(a)
Company Restricted Stock Unit	5.04(d)(ii)
Company SEC Documents	2.06(a)
Company Stock Certificates	1.08(b)
Company Stock Option	5.04(d)(iv)
Company Stock Plans	5.04(d)(iii)
Company Subsidiaries	2.01
Company Warrants	8.03
Confidentiality Agreement	5.02
Consent	2.05(b)

Defined Term	Location of Definition

Continuation Period	5.05(a)
Contract	2.05(a)
control	8.03
CSA	2.05(b)
Current Premium	5.06(a)
DGCL	Recitals
Effective Time	1.03
Employment Practices	2.10(b)
Environmental Law	2.16
Equity Interest	8.03
ERISA	2.11(c)
Exchange Act	2.05(b)
Exchange Fund	1.08(a)
Filed Company SEC Documents	Article II
GAAP	2.06(c)
Government Official	8.03
Governmental Entity	2.05(b)
group	4.03€
Hazardous Substances	8.03
HSR Act	2.05(b)
Information Statement	5.01(b)
Intellectual Property	8.03
IP Contracts	8.03
IT Assets	8.03
Key Stockholders	Recitals
Law	2.05(a)
Legal Restraints	6.01(c)
Licensed Intellectual Property	8.03
Liens	8.03
Material Contract	2.13(a)
Measurement Date	2.02(b)
Merger	Recitals
Merger Sub	Preamble
Money Laundering Laws	8.03
Needham	2.19
Order	2.05(a)
OTC	5.01(c)
Outside Date	7.01(b)(i)
Owned Intellectual Property	8.03
Parent	Preamble
Parent Material Adverse Effect	8.03
Paying Agent	1.08(a)
Per Share Merger Consideration	1.07(c)
Permits	2.15

v

Defined Term	Location of Definition

Permitted Liens	2.11(a)
Person	8.03
Personal Data	8.03
Proceeding	2.14
Public Software	8.03
Required Regulatory Approvals	6.01(b)
Sanctions Laws	8.03
SEC	Article II
Section 262	1.07(d)
Securities Act	2.06(b)
Software	8.03
Stockholder Approval	6.01(a)
Stockholder Written Consent	Recitals
Subsidiary	8.03
Support Agreements	Recitals
Surviving Corporation	1.01
Takeover Statutes	2.23
Tax and Taxes	8.03
Tax Return	8.03
Trademarks	8.03
Transactions	2.04(a)
Transfer Taxes	5.09
Voting Company Debt	2.02(e)

AGREEMENT AND PLAN OF MERGER, dated as of March 26, 2018 (this “Agreement”), among WME Entertainment Parent, LLC, a Delaware limited liability company (“Parent”), Lion Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct or indirect Subsidiary of Parent, and NeuLion, Inc., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have unanimously (i) approved and declared advisable this Agreement, (ii) approved the merger (the “Merger”) of Merger Sub into the Company on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 1.07, each issued and outstanding share of Company Common Stock will be converted into the right to receive $0.84 (eighty-four cents)  in cash and (iii) in the case of Merger Sub and the Company, recommended that their respective stockholders vote in favor of the adoption of this Agreement;

WHEREAS, prior to the execution and delivery of this Agreement, and as a condition and material inducement to Parent to enter into this Agreement, the Company has obtained the written consent from certain stockholders of the Company (the “Key Stockholders”) pursuant to which such Key Stockholders have irrevocably approved and adopted this Agreement in accordance with Sections 228(c) and 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”), effective upon the execution and delivery of this Agreement (the “Stockholder Written Consent”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and each of the Key Stockholders have entered into support agreements (the “Support Agreements”);

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, the Company Board has adopted and approved an amendment to the Company Bylaws pursuant to Section 115 of the DGCL requiring, consistent with applicable jurisdictional requirements, that any and all internal corporate claims (as defined in Section 115 of the DGCL) shall be brought solely and exclusively in the Court of Chancery of the State of Delaware;

WHEREAS, Parent has requested that, concurrently with the execution and delivery of this Agreement, and for the benefit of Parent following the Closing, the Company enter into letter agreements with certain employees of the Company with respect to the payment of retention bonuses to such employees following the Closing, and the Company and such employees have executed such letter agreements concurrently with the execution and delivery of this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01          The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02          Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019 at 10:00 a.m., New York City time, no later than the second (2nd) Business Day after the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of those conditions), or at such other place, time and date as shall be agreed in writing by the parties hereto.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03          Effective Time.  On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”), in form and substance reasonably satisfactory to Parent, executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.04          Effects of Merger.  At the Effective Time, the Surviving Corporation shall succeed to all the properties, assets, rights, privileges, immunities, powers and franchises and be subject to all of the debts, liabilities, restrictions, disabilities and duties of the Company and Merger Sub, and the Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

SECTION 1.05          Certificate of Incorporation and Bylaws.

(a)          At the Effective Time, the Company Charter shall be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that all references in the certificate of incorporation of Merger Sub (i) to its name, date of incorporation, registered office and registered agent shall instead refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company as provided in the Company Charter immediately prior to the Effective Time and (ii) naming the incorporator(s), the initial board of directors, or original subscribers for shares of Merger Sub shall be omitted) and such amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law.

(b)          The Company shall take all necessary action such that, immediately following the Effective Time, the Company Bylaws shall be amended in its entirety to read substantially identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation) and such amended bylaws shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law.

SECTION 1.06          Directors and Officers.   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 1.07          Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub or the holder of any Equity Interests of the Company, Parent or Merger Sub:

(a)          Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)          Cancelation of Treasury Stock and Parent-Owned Stock; Company Common Stock Held by Company Subsidiaries.  Each share of Company Common Stock that is owned by the Company, each Company Subsidiary, Parent, Merger Sub and each other Subsidiary of Parent shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)          Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (excluding shares to be canceled or to be converted in accordance with Section 1.07(b) and, except as provided in Section 1.07(d), Appraisal Shares) shall be converted into the right to receive $0.84 (eighty-four cents) in cash, net of applicable withholding Taxes and without interest (the “Per Share Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration in accordance with Section 1.08, net of applicable withholding Taxes and without interest.

(d)          Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”, and such shares of Company Common Stock, “Appraisal Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 1.07(c), but instead shall entitle the holder thereof only to those rights expressly provided by Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to receive those rights under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Per Share Merger Consideration as provided in Section 1.07(c), net of applicable withholding Taxes and without interest.  The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and prior to the Effective Time Parent shall have the right to participate in and control all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make, or agree to make, any payment with respect to, or settle or offer to settle, any such demands for appraisal or payment, or purport to waive any Person’s failure to timely deliver a written demand for appraisal or to take any other action necessary to exercise appraisal rights under the DGCL.

(e)          Effect on Company Warrants.  Each issued and outstanding vested Company Warrant that has an exercise price per share of Company Common Stock subject to such vested Company Warrant (solely to the extent vested) that is less than the Per Share Merger Consideration, shall be converted into the right to receive, with respect to each such share of Company Common Stock subject to such vested Company Warrant (solely to the extent vested), an amount equal to (i) the Per Share Merger Consideration, minus (y) exercise price per share of Company Common Stock subject to such vested Company Warrant (solely to the extent vested). As of the Effective Time, all Company Warrants shall no longer be outstanding and shall cease to exist, and each holder of any such Company Warrants shall cease to have any rights with respect thereto, except, solely with respect to the vested Company Warrants contemplated by the foregoing sentence, the right to receive the applicable cash amount set forth in the foregoing sentence, net of applicable withholding Taxes and without interest.

SECTION 1.08          Payment of the Per Share Merger Consideration.

(a)          Paying Agent.  Prior to the Effective Time, Parent shall select a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of the Per Share Merger Consideration in respect of Company Common Stock in accordance with this Article I and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or promptly following the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash necessary to pay for the shares of Company Common Stock converted into the right to receive cash pursuant to Section 1.07(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)          Exchange Procedure for Company Common Stock.  As soon as reasonably practicable after the Effective Time (but in no event later than two Business Days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Company Stock Certificates”) or Book-Entry Shares which were converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.07(c): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Stock Certificates shall pass, only upon delivery of the Company Stock Certificates to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Company Stock Certificates and Book-Entry Shares in exchange for the Per Share Merger Consideration.  Upon surrender of a Company Stock Certificate to the Paying Agent for cancelation in the case of Company Stock Certificates, or receipt of an “agent’s message” (or such other evidence or instruction of transfer, if any, as the Paying Agent shall reasonably request) in the case of Book-Entry Shares, as applicable, in each case together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Company Stock Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Company Stock Certificate or such Book-Entry Shares shall have been converted pursuant to Section 1.07(c), and any Company Stock Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Company Stock Certificate or Book-Entry Share so surrendered is registered only if, in the case of a Company Stock Certificate, if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer or, in the case of a Book-Entry Share, a proper transfer instruction is presented, and in either case the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Company Common Stock or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.08, each Company Stock Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, net of applicable withholding Taxes and without interest, into which the shares of Company Common Stock theretofore represented by such Company Stock Certificate or such Book-Entry Share, as applicable, have been converted pursuant to Section 1.07(c).  No interest shall be paid or accrue on the cash payable upon surrender of any Company Stock Certificate or Book-Entry Share.

(c)          Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed as of the 6-month anniversary of the Closing Date shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to payment of Per Share Merger Consideration who has not theretofore complied with this Article I shall thereafter look only to Parent for payment of its claim for Per Share Merger Consideration.

(d)          No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Company Stock Certificate (or an affidavit in lieu thereof in accordance with Section 1.08(f)) or Book-Entry Share has not been surrendered prior to the date on which the Per Share Merger Consideration in respect of such Company Stock Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such Per Share Merger Consideration in respect of such Company Stock Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation, subject to the claims of any former holder of Company Common Stock entitled to payment of Per Share Merger Consideration who has not theretofore complied with this Article I.

(e)          Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent.  Any interest and other income resulting from such investments shall be paid to Parent.  In no event, however, shall such investment or any such payment of interest or income delay the receipt by former holders of Company Common Stock of the Per Share Merger Consideration.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Per Share Merger Consideration to all holders of Company Common Stock, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(f)          Lost Company Stock Certificates.  If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Company Stock Certificate the Per Share Merger Consideration.

(g)          No Further Ownership Rights in Company Common Stock.  The Per Share Merger Consideration paid in accordance with the terms of this Article I as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.  After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Company Stock Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article I.

(h)          Withholding Rights.  Each of the Surviving Corporation, Parent, the Company and the Paying Agent shall be entitled to deduct and withhold from any payment to be made pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax Law.  Amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)          Tax Treatment.  To the extent that any part of the Per Share Merger Consideration is funded with any cash of the Company or any Company Subsidiary, such cash shall be used to redeem issued and outstanding Company Common Stock of the holders of Company Common Stock who held such shares immediately prior to the Merger, and any such redemption shall be treated as an exchange under Section 302 of the Code for all federal, state, and local Tax purposes.

(j)          Adjustments. Without limiting the other provisions of this Agreement, including Section 4.01, in the event that between the date of this Agreement and immediately prior to the Effective Time, there is a change in the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, or other similar transaction, the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted by Parent to reflect the effect thereof.

ARTICLE II

Representations and Warranties of the Company

Except (a) other than in respect of Section 2.02(a) through Section 2.02(i), as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the Securities and Exchange Commission (the “SEC”) and publicly available subsequent to January 1, 2017 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any exhibits to any Filed Company SEC Documents or any disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Filed Company SEC Documents to the extent they are cautionary, non-specific, predictive or forward-looking in nature) or (b) as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article II, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article II to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 2.01          Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of the Subsidiaries of the Company (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction).  Each of the Company and the Company Subsidiaries (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the Bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), are included in the Filed Company SEC Documents.

SECTION 2.02          Capitalization.

(a)          The authorized capital stock of the Company consists of 500,000,000 shares of common stock of the Company, par value $0.01 per share (“Company Common Stock”) and 50,000,000 shares of preferred stock of the Company, par value $0.01 per share (the “Company Preferred Stock”).

(b)          On March 25, 2018 (the “Measurement Date”):

(i)           280,334,268 shares of Company Common Stock were issued and outstanding,

(ii)          0 shares of Company Common Stock were held by the Company in its treasury,

(iii)         (A) 24,862,025 shares of Company Common Stock were subject to outstanding Company Stock Options, (B) 6,405,377 shares of Company Common Stock were subject to outstanding Company Restricted Stock Units, and (C) 1,894,741 shares of Company Common Stock were subject to Company Warrants, and

(iv)         0 shares of Company Preferred Stock were issued or outstanding.

(c)          Except as set forth above, at the close of business on the Measurement Date, no Equity Interests of the Company were issued, reserved for issuance or outstanding.  From the Measurement Date to (and including) the date of this Agreement, there have been no issuances by the Company of any Equity Interests of the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of Company Common Stock or other capital stock of the Company, the exercise of Company Stock Options or the settlement of Company Restricted Stock Units outstanding on the Measurement Date, in each case in accordance with its applicable terms as in effect on the Measurement Date. As of the date of this Agreement, there are no dividends or dividend equivalents accrued or unpaid on any Company Common Stock, Company Stock Options, Company Restricted Stock Units or Company Warrants and there were no outstanding purchase rights, and no offering periods or purchase periods have commenced, under the Company ESPP.

(d)          All  of the issued and outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued in compliance with applicable Law and are fully paid and nonassessable and not subject to, or issued in violation of, any preemptive or similar contractual rights.

(e)          As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(f)          Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, subscription rights, stock-based units (performance based or otherwise), conversion rights, exchange rights, phantom stock, restricted equity, equity appreciation rights, puts, calls, redemptions, repurchase or other rights or Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional Equity Interests in, the Company or any Company Subsidiary or any Voting Company Debt, obligating the Company or any Company Subsidiary to issue, transfer, dispose of, redeem, repurchase, acquire or sell any Equity Interests, or make payments based on the value of any Company Common Stock or that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock.

(g)          All Company Stock Options and Company Restricted Stock Units are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements differ from such forms with respect to the number of Company Stock Options and Company Restricted Stock Units or shares of Company Common Stock covered thereby, the exercise price (if applicable), vesting schedule, performance conditions (if applicable) and expiration date applicable thereto. Section 2.02(g) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Stock Options and Company Restricted Stock Units outstanding as of the Measurement Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject to each such Company Stock Option and Company Restricted Stock Unit, (iii) the grant date of each such Company Stock Option and Company Restricted Stock Unit, (iv) the plan under which each such Company Stock Option and Company Restricted Stock Unit, as applicable, was granted, (v) the exercise price for each such Company Stock Option, (vi) the vesting schedule applicable to each such Company Stock Option and Company Restricted Stock Unit (including whether the vesting will be accelerated by the effectiveness of this Agreement or the consummation of the Merger), and (vii) the expiration date of each such Company Stock Option and Company Restricted Stock Unit. Each Company Stock Option and Company Restricted Stock Unit is exempt from the requirements of Code Section 409A.

(h)          Section 2.02(h) of the Company Disclosure Letter sets forth a true, correct and complete list of all Debt of the Company and the Company Subsidiaries and the amounts thereof.

(i)           Section 2.02(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the aggregate amount of cash and cash equivalents of the Company and Company Subsidiaries as of the close of business on March 21, 2018, indicating the amount (if any) of such cash and cash equivalents that was or is (i) restricted for use or (ii) not held in accounts in the United States.

(j)           No Equity Interests of the Company are owned by any Company Subsidiary.

(k)          The Company does not have a “poison pill” or similar stockholder rights plan that is in effect.

SECTION 2.03          Company Subsidiaries; Equity Interests.  Section 2.03 of the Company Disclosure Letter sets forth a true, correct and complete list of (x) all Company Subsidiaries, including their jurisdiction of formation and the number and type of any Equity Interests of each such Company Subsidiary that are outstanding (including the identity of the equity holders and, as of the date hereof, percentages of outstanding Equity Interests owned by each such person), and (y) all outstanding subscriptions, options, warrants, convertible or exchangeable securities, subscription rights, stock-based units (performance based or otherwise), conversion rights, exchange rights, phantom stock, restricted equity, equity appreciation rights, puts, calls, redemptions, repurchase or other rights or Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any Equity Interests, debt securities or other securities of any other person for its or their own account. Other than as set forth on Section 2.03 of the Company Disclosure Letter, (A) neither Company, nor any of its Subsidiaries, directly or indirectly owns any Equity Interests in any Person, and (B) neither Company, nor any of its Subsidiaries, has, directly or indirectly, agreed, arranged, committed or undertaken to provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person.

SECTION 2.04          Authority; Execution and Delivery; Enforceability.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement (the “Transactions”), subject to approval of the stockholders of the Company and the filing of the Certificate of Merger pursuant to Section 1.03.  The delivery of the Stockholder Written Consent constitutes the Stockholder Approval.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions has been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the receipt of approval of the stockholders of the Company.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)          The Board of Directors of the Company (the “Company Board”),  at a meeting duly called and held, duly adopted resolutions unanimously (i)(A) determining that the Merger and the other Transactions, on the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and its stockholders, (B) approving and declaring advisable this Agreement, the Merger and the other Transactions, on the terms and subject to the conditions set forth herein, and (C) recommending that the holders of Company Common Stock vote (including by written consent) in favor of adopting this Agreement (the recommendation in this clause (C), the “Company Board Recommendation”) and (ii) directing that this Agreement be submitted to the holders of Company Common Stock for their adoption.

SECTION 2.05          No Conflicts; Consents.

(a)          Subject to the receipt of approval of the stockholders of the Company, the execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, require any payment or consent under or result in any violation of, or default (with or without notice or lapse of time, or both) under or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) (x) the Company Bylaws or the Company Charter or (y) the articles of incorporation, bylaws or comparable organizational documents of any Company Subsidiary, (ii) any contract, commitment, agreement, instrument, arrangement, indenture, note, bond, franchise, license, lease, or other similar binding understanding or agreement, whether written or oral (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 2.05(b), any Federal, state, provincial or local, domestic or foreign judgment, order, writ, injunction or decree (“Order”) or Federal, state, provincial or local, domestic or foreign statute, law, code, ordinance, rule or regulation (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (i)(y), (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)          No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any transnational, national, Federal, state, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under (x) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (y) each other competition, merger control, antitrust or similar Law of the applicable jurisdiction set forth on Section 2.05(b) of the Company Disclosure Letter, (ii) the filing with the SEC of (A) the Information Statement and (B) such reports under the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the “Exchange Act”) as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing with the Canadian provincial securities regulatory authorities (the “CSA”) of the Information Statement and such other documents and reports as may be required under applicable Canadian securities Laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of the appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) such filings as may be required under the rules and regulations of Toronto Stock Exchange or the OTC, (vi) such filings as may be required in connection with Transfer Taxes, (vii) compliance with any applicable state securities or “blue sky” laws and (viii) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 2.06          SEC Documents; Undisclosed Liabilities.

(a)          The Company has filed all material reports, schedules, prospectuses, forms, statements and other documents required to be filed pursuant to (i) Sections 13(a) and 15(d) of the Exchange Act by the Company with the SEC since January 1, 2015 and (ii) applicable Canadian securities Laws with the CSA (clauses (i) and (ii), collectively, the “Company SEC Documents”).

(b)          As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”)) and as of their respective SEC and CSA filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act or applicable Canadian securities Laws, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC and CSA, as the case may be, prior to the date hereof, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          The financial statements (including, in each case, the notes thereto, where applicable) of the Company and the Company Subsidiaries included in the Company SEC Documents when filed (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (ii) complied in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, where applicable) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows and changes in stockholders’ deficit for the periods covered thereby (subject, in the case of unaudited quarterly statements, to customary and normal (in nature and amount) year-end adjustments and the absence of footnotes as permitted by GAAP).

(d)          Except as reflected or reserved against in the consolidated balance sheet of the Company, as of December 31, 2016, or the notes thereto, included in the Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether due or to become due) other than (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, (ii) liabilities or obligations incurred in connection with the Transactions and (iii) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as disclosed in the Company SEC Documents, neither the Company nor any Company Subsidiary maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act.

(e)          The Company and Company Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP.  From January 1, 2015 to the date of this Agreement, neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of (x) any significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, or (y) any fraud, whether or not material, that involves (or involved) the management or other employees of the Company who have (or had) a significant role in the Company’s internal controls. None of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(f)          The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(g)          Since January 1, 2015, neither the Company nor any Company Subsidiary has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.  There are no outstanding loans or other extensions of credit made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(h)          The Company is a “reporting issuer” within the meaning of applicable Canadian securities Laws in all provinces of Canada and is not on the list of reporting issuers in default under applicable Canadian securities Laws.  The Company is not in default of any material requirements of applicable Canadian securities Laws or the rules and regulations of the Toronto Stock Exchange. No delisting, suspension of trading or cease trade or other order or restriction with respect to any Equity Interests of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, and the Company is not currently subject to any formal review, enquiry, investigation or other proceeding by the Toronto Stock Exchange, or any member of the CSA, relating to any such order or restriction or otherwise.

SECTION 2.07          Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Information Statement will, at the time it is first published, sent or given to the Company’s stockholders contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Information Statement, as applicable, will, at the time such document is filed with the SEC, comply in all material respects with the requirements of the Exchange Act.

SECTION 2.08          Absence of Certain Changes or Events.  Since the date of the Company Balance Sheet to the date of this Agreement, (i) the Company and the Company Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice, and has not taken any action that, if such action was taken by the Company or any Company Subsidiary following the date of this Agreement, be prohibited by Section 4.01 and (ii) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

SECTION 2.09          Taxes.

(a)          The Company and each Company Subsidiary has (i) timely filed with the appropriate Governmental Entity, taking into account any valid extensions of time within which to file, all material Tax Returns required to have been filed and such Tax Returns are true and complete in all material respects, and (ii) paid all material amounts of Taxes whether or not shown as due on such Tax Returns, other than Taxes that are being contested in good faith in appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP in the Company SEC Documents.

(b)          No deficiency for any material amount of Taxes has been asserted or assessed by a Governmental Entity in writing against the Company or any Company Subsidiary that (i) has not been paid, settled or withdrawn or (ii) is not being contested in good faith in appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP in the Company SEC Documents.

(c)          There is no claim, audit, action, suit, proceeding, examination, refund litigation, proposed adjustment or matter in controversy now pending or threatened in writing with respect to any material amount of Taxes or material Tax Return of the Company or a Company Subsidiary and neither the Company nor any Company Subsidiary has waived any statute of limitations or agreed to or sought any extension of time with respect to any Tax assessment.

(d)          The charges, accruals and reserves for Taxes reflected on the financial statements contained in the Company SEC Documents (whether or not due and whether or not shown on any Tax Return) are adequate under GAAP to cover Taxes of the Company and each Company Subsidiary accruing through the date of the financial statements contained in the Company SEC Documents.

(e)          There are no material Liens for Taxes on the property or assets of the Company or any Company Subsidiary, except for statutory Liens for Taxes not yet due and payable and Liens for Taxes being contested in good faith in appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP in the Company SEC Documents.

(f)           Neither the Company nor any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than any agreements or arrangements (i) exclusively between or among the Company and wholly owned Company Subsidiaries or (ii) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax).

(g)          Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, consolidated, combined or unitary group (whether under state, local or foreign Tax Law) other than one of which the Company is the common parent or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by Contract or otherwise.

(h)          Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(i)           Neither the Company nor any Company Subsidiary has been a party to a transaction that constituted a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or any similar provision of state, local or foreign Tax Law).

(j)           Neither the Company nor any Company Subsidiary is a United States real property holding corporation within the meaning of Section 897 of the Code.

(k)          The Company and each Company Subsidiary has withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Entity proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and have each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(l)           (i) Neither the Company nor any Company Subsidiary has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax Law, in any country outside of its country of formation, (ii) no Governmental Entity in a jurisdiction in which the Company or any Company Subsidiary does not file a Tax Return has asserted a claim in writing that the Company or any Company Subsidiary is or may be subject to taxation in that jurisdiction and (iii) any material adjustment to the Taxes of the Company or any Company Subsidiary, which adjustment is required to be reported to another applicable Governmental Entity, has been so reported.

(m)         The Company and each Company Subsidiary is in possession of all material Tax records (including, but not limited to, transfer pricing documentation) required to be maintained under any provision of all applicable Laws and no material transaction or arrangement involving the Company or any Company Subsidiary has taken place or is in existence which are not on arm’s length terms;

(n)          Neither the Company nor any Company Subsidiary will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) for any reason, including as a result of (i) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, or the cash method of accounting, (ii) any prepaid amount received prior to the Closing Date, (iii) any deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code or (iv) Section 481 of the Code, Section 108(i) of the Code or Section 965 of the Code or, with respect to each of clauses (i) through (iv), any comparable provisions of state, local or foreign Tax Law.

(o)          Neither the Company nor any Company Subsidiary has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Law and neither the Company nor any Company Subsidiary is subject to any private letter ruling of the U.S. Internal Revenue Service or comparable ruling of any other Governmental Entity.

SECTION 2.10          Labor Relations.

(a)          Neither the Company nor any Company Subsidiary is a party to or subject to, has voluntarily applied to enter into, or is currently negotiating in connection with entering into, any collective bargaining agreement, social plan or other agreement with any labor union, labor organization or works council, and no such contract is presently being negotiated (collectively, “Collective Bargaining Agreements”).  To the knowledge of the Company, there are no current nor have there been at any time during the last three (3) years any campaign or other union organizing activity to authorize representation by any labor union or labor organization with respect to any employee of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is or has been in default of any requirement to establish any works council or other employee representative body. There are no current and there have not been any material labor strikes, slowdowns, work stoppages, lockouts or any similar activity or dispute affecting the Company or any Company Subsidiary during the last three (3) years, and to the knowledge of the Company, no such labor strike, slowdown, work stoppage, lockout or any similar activity or dispute is threatened.

(b)          Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and during the last three (3) years, has been, in compliance with all applicable Laws relating to employment and employment practices (including equal employment opportunity Laws), terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, worker classification, exempt and non-exempt status, affirmative action, employee and data privacy, and wages and hours (“Employment Practices”).

(c)          Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no Proceedings pending or scheduled by any Governmental Entity or, to the knowledge of the Company, threatened, pertaining to the Employment Practices of the Company or any Company Subsidiary, (ii) no complaints relating to Employment Practices of the Company or any Company Subsidiary have been filed with any Governmental Entity or submitted in writing to the Company or any Company Subsidiary and, to the knowledge of the Company, no such complaints are threatened and (iii) there is no unfair labor practice charge against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar labor relations authority.

SECTION 2.11          Employee Benefits.

(a)          Section 2.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement.

(b)          With respect to each Company Benefit Plan and Company Benefit Agreement, the Company has made available to Parent true and complete copies, as of the date of this Agreement, of (i) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto (or, in either case, with respect to any unwritten Company Benefit Plan or Company Benefit Agreement, a written description thereof), other than any Company Benefit Plan or Company Benefit Agreement that the Company or any Company Subsidiary is prohibited from making available to Parent as a result of applicable Law relating to the safeguarding of data privacy (in which case such Company Benefit Plan or Company Benefit Agreement will be made available to Parent as soon as permitted under applicable Law), (ii) each trust, insurance, annuity or other funding Contract related thereto (iii) the most recent annual report under Form 5500 (including applicable schedules and attachments thereto) required to be filed with the Internal Revenue Service, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan or Company Benefit Agreement, (v) the most recent determination or opinion letter, if any, issued by the applicable Governmental Entity with respect to such Company Benefit Plan and any pending request for such a determination or opinion letter, (vi) all material filings made with any Governmental Entity within the past three (3) years, including any filings under a government-sponsored amnesty, voluntary compliance or similar program), other than routine filings, and (vii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any Company Benefit Plan or Company Benefit Agreement, other than routine correspondence.

(c)          Each Company Benefit Plan and Company Benefit Agreement has been maintained, funded and administered in accordance with its terms and is in compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”) (to the extent applicable), the Code and all other applicable Laws, other than failures that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d)          Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)          None of the Company, any of the Company Subsidiaries or any Commonly Controlled Entity sponsors, maintains or contributes to, or has in the past six years sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, or with respect to, (i) any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, or (iii) any  “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(f)           Neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary other than for continuation coverage required under Section 4980B(f) of the Code or any applicable state or foreign Laws.

(g)          Other than as set forth on Section 2.11(g) of the Company Disclosure Letter, or as otherwise provided under this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer or other employee of the Company or any Company Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) result in any violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan or Company Benefit Agreement, or (iv) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h)          Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, officer, director or individual consultant of the Company or any Company Subsidiary for any tax incurred by such individual under Section 409A or 4999 of the Code.  Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan or Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) is in compliance with Section 409A of the Code and the regulations thereunder.

(i)           Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or threatened to involve, any Company Benefit Plan or Company Benefit Agreement before any Governmental Entity.

(j)           Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan or Company Benefit Agreement which is maintained primarily for the benefit of employees working outside of the United States (A) is in compliance with the applicable Laws relating to such plans in the jurisdictions in which such Company Benefit Plan or Company Benefit Agreement is present or operates and, to the extent relevant, the United States and (B) that is intended to be funded and/or book reserved is fully funded and/or book reserved, as appropriate, to the knowledge of the Company, based upon reasonable actuarial assumptions and (ii) as of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened litigation relating to any Company Benefit Plan or Company Benefit Agreement which is maintained primarily for the benefit of employees working outside of the United States.

(k)          For purposes of this Agreement:

(i)           “Commonly Controlled Entity” means any Person that, together with the Company, is treated as a single employer under Section 414 of the Code.

(ii)          “Company Benefit Agreement” means each employment, consulting, indemnification, severance or termination agreement or arrangement between the Company or any Company Subsidiary, on the one hand, and any current or former director, officer, employee or other service provider of the Company or any Company Subsidiary, on the other hand (but excluding any Company Benefit Plans), other than any agreement or arrangement mandated by applicable Law.

(iii)         “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, severance, disability, death benefit, hospitalization, medical, post-employment or retirement or other employee benefit plan, policy, program, arrangement or understanding, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary, in each case for the benefit of any current or former director, officer, employee or other service provider of the Company or any Company Subsidiary, other than (A) any “multiemployer plan” within the meaning of Section 3(37) of ERISA or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law.

SECTION 2.12          Title to Properties. Except as set forth in Section 2.12 of the Company Disclosure Letter, the Company and the Company Subsidiaries have good and marketable title to, or valid leasehold interests in, all their respective properties and assets, free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable, (c) inchoate mechanics’ and materialmen’s Liens for construction or other work in progress or which relate to amounts not yet due and payable, (d) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice that are not due and payable or that may thereafter be paid without interest or penalty or which are being contested in good faith by appropriate proceedings and for which there are adequate reserves or accruals in accordance with GAAP on the Company Balance Sheet, (e) customer licenses (express and implied) in and to all products of the Company or any Company Subsidiary, or (f) such easements, rights of way and other non-monetary imperfections or irregularities of title as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (a) through (f), collectively, “Permitted Liens”). The Company has made available to Parent true, correct, and complete copies of, and complied with the terms of, all leases, licenses and other occupancy agreements to which they are parties and under which they are in occupancy that are reflected in the Company Balance Sheet (other than those that expired and were not renewed in the ordinary course of business consistent with past practice) or were executed after the date thereof and all such leases, licenses and other occupancy agreements are valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto and are in full force and effect. Each of the properties and assets reflected in the Company Balance Sheet (other than properties or assets that have been sold or disposed of, or for which a valid leasehold interest has expired and not been renewed, in each case in the ordinary course of business consistent with past practice) or acquired or leased after the date thereof, is in good order, condition and repair (subject to routine maintenance and repair in the ordinary course) and is adequate for the conduct of the business of the Company and/or applicable Company Subsidiaries (as applicable).

SECTION 2.13          Contracts.

(a)          Except for this Agreement, Section 2.13(a) of the Company Disclosure Letter sets forth a true and complete list, and the Company has made available to Parent true, correct and complete copies, of:

(i)           each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)          each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area (other than restrictions with respect to “exclusivity” of the type described in clause (D) of this clause (ii)), (B) provides any third party a right of first offer, right of first refusal, right of first negotiation or similar obligation with respect to any assets of the Company or any Company Subsidiary (including Owned Intellectual Property), (C) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party or (D) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii)         each Contract to which the Company or any Company Subsidiary is a party that either (A) provided for annual payments or receipts by the Company together with the Company Subsidiaries for the twelve-month period ending December 31, 2017 or (B) is reasonably expected to provide for payments or receipts by the Company together with the Company Subsidiaries for the twelve-month period ending December 31, 2018, in the case of each of clauses (A) and (B), with respect to annual payments, in excess of $500,000, and with respect to annual receipts, in excess of $250,000;

(iv)         each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness for borrowed money or any financial guaranty in respect of indebtedness for borrowed money;

(v)          each Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(vi)         each material IP Contract (other than non-exclusive licenses of Company Intellectual Property granted to customers in the ordinary course of business, or licenses to commercially available Software granted to the Company or any Company Subsidiary that do not require payments in excess of $50,000 over the term of such license);

(vii)        each partnership, joint venture or similar agreement to which the Company or any Company Subsidiary is a party that relates to the formation, creation, operation, management or control of any partnership or joint venture;

(viii)       each acquisition or divestiture Contract (including any Contract containing an option to acquire or divest) to which the Company or any Company Subsidiary is a party contemplating payments (including the maximum amount of any “earn-out” or other contingent payment obligations) by or to the Company and/or any of the Company Subsidiaries in excess of $125,000 of future payments in the aggregate;

(ix)         each stockholders’, investors rights’, registration rights or similar Contract to which the Company or any Company Subsidiary is a party;

(x)          each Contract that, following the Closing, would bind, binds or purports to bind Parent or any of its Affiliates (other than the Company and the Company Subsidiaries);

(xi)         each Contract which requires or is in respect of any unpaid capital commitment or capital expenditure(s) by the Company or any Company Subsidiary in an amount in excess of $250,000; and

(xii)        each Contract relating to employment and consulting or severance, in each case, that involve an aggregate future or potential liability in excess of $125,000.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Material Contract”.

(b)          Each of the Material Contracts is valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect. The Company and each Company Subsidiary, and, to the knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it prior to the date hereof under each Material Contract.  There is no default under any Material Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto.

SECTION 2.14          Litigation.  Other than as set forth on Section 2.14 of the Company Disclosure Letter, there is no claim, suit, action, cause of action, demand, investigation, arbitration or proceeding (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against or involving or affecting the Company or any Company Subsidiary. There is no Order outstanding against the Company or any Company Subsidiary applicable to the Company or such Company Subsidiary or their respective properties or assets.

SECTION 2.15          Compliance with Laws.  The Company and Company Subsidiaries are and, since January 1, 2015, have been, in compliance with all Orders and Laws applicable to its business or operations.  Each of the Company and the Company Subsidiaries has in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Permits”) necessary for it to conduct its business as presently conducted, and all such Permits are in full force and effect.

SECTION 2.16          Environmental Matters.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the operations and properties of the Company and each Company Subsidiary comply and have complied with applicable Laws relating to (a) pollution, contamination, protection of the environment or employee or public health and safety, (b) emissions, discharges, movement, migration, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (c) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of or exposure to Hazardous Substances (collectively, “Environmental Law”), (ii) the Company and Company Subsidiaries possess and have possessed all Permits required under Environmental Law necessary for their respective operations, and such operations are and have been in compliance with applicable Permits, (iii) no Proceeding arising under or pursuant to Environmental Law is pending, or to the knowledge of the Company, threatened, against the Company or any Company Subsidiary and (iv) no condition exists on any property owned or operated by the Company or any Company Subsidiary or at any other location which has given rise to, or would reasonably be expected to give rise to, any material liability or obligation under Environmental Law.

SECTION 2.17          Intellectual Property.

(a)          Except as set forth in Section 2.17(a) of the Company Disclosure Letter, all Company Intellectual Property is either exclusively owned by the Company or a Company Subsidiary or licensed by the Company or a Company Subsidiary pursuant to a valid Contract, in each case, free and clear of all Liens, other than Permitted Liens. Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to maintain and protect its rights in and to each material item of Company Intellectual Property and the secrecy and confidentiality of its trade secrets and confidential information, materially consistent with applicable industry practice for a business of this type.

(b)          Section 2.17(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Owned Intellectual Property that is (i) registered, issued or subject to a pending application with any Governmental Entity, (ii) a material domain name registration or (iii) material unregistered Owned Intellectual Property.  All of the registrations, applications, and issuances for material Owned Intellectual Property set forth in Section 2.17(b) of the Company Disclosure Letter are subsisting, in full force and effect, and have not been cancelled, expired, abandoned or otherwise terminated, and payment of all renewal and maintenance fees due in respect thereof, and all filings related thereto, have been duly made. To the knowledge of the Company, all of the registrations and issuances set forth in Section 2.17(b) of the Company Disclosure Letter are valid.  Immediately after the Closing, the Company and the Company Subsidiaries will continue to have the right to exploit all Owned Intellectual Property and material Licensed Intellectual Property on substantially similar terms and conditions as the Company and the Company Subsidiaries enjoyed immediately prior to Closing.  Except as set forth in Section 2.17(b) of the Company Disclosure Letter, to the knowledge of the Company, there are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Owned Intellectual Property within ninety (90) days after the date of this Agreement.

(c)          Each former and current employee, contractor or other Person involved in the development or creation of any Intellectual Property on behalf of the Company or any Company Subsidiary has executed a written agreement with the Company or applicable Company Subsidiary (i) obligating such Person to maintain the confidentiality of the Company’s or applicable Company Subsidiary’s confidential information both during and after the term of such Person’s employment or engagement and (ii) containing work-made-for-hire provisions or otherwise assigning to the Company or applicable Company Subsidiary all of such Person’s right, title and interest in and to such Intellectual Property, except, in each case, where failure to do so would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  To the knowledge of the Company, there has not been any breach by any such Person to any such agreement.  At no time during the conception or reduction to practice of any of the material Owned Intellectual Property was the Company, or to the knowledge of the Company, was a contractor or other Person that developed or created any such material Owned Intellectual Property operating under any grants from any Governmental Entity.

(d)          Except as set forth in Section 2.17(d) of the Company Disclosure Letter: (i) the Owned Intellectual Property and the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property or proprietary right of any third party, other than infringement, misappropriation, or other violations that are not, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, and (ii) there is no suit, action, investigation, arbitration or proceeding pending or any Proceeding threatened in writing alleging any such infringement, misappropriation or violation or challenging any rights of the Company or any Company Subsidiary in or to any Company Intellectual Property and, to the knowledge of the Company, there is no existing fact or circumstance that would reasonably be expected to result in any such Proceeding.  To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property in any material respect and there is no suit, action, investigation, arbitration or proceeding pending in which the Company or any of the Company Subsidiaries alleges that any third Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(e)          Except as set forth in Section 2.17(e) of the Company Disclosure Letter, none of the tangible embodiments of Owned Intellectual Property is currently or was in the past distributed or used by the Company or any Company Subsidiary with any Public Software in a manner that does require that any of the Owned Intellectual Property (in whole or in part) or tangible embodiments thereof be dedicated to the public domain, disclosed, distributed in source code form or made available at no charge.

(f)          The Company and the Company Subsidiaries are in actual possession and control of the source code of the Software within the Owned Intellectual Property for all material current versions of all Company Software Products and all documentation, specifications and know-how related thereto to the extent required for the maintenance, support and distribution of such Software. Except as set forth on Section 2.17(f) of the Company Disclosure Letter, no Person other than the Company and the Company Subsidiaries and their employees and contractors (i) has a right to access or possess any source code of the Software within the Owned Intellectual Property for any version of any Company Software Product released to customers or end users on or after January 1, 2015 and to the knowledge of the Company, any version of any Company Software Product released to customers or end users prior to January 1, 2015, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement and the consummation of the Transactions.

(g)          The Company and the Company Subsidiaries have taken all commercially reasonable actions necessary, consistent with current applicable industry standards, to maintain and protect the integrity, operation and security of their IT Assets and all information (including Personal Data) stored therein or transmitted thereby against loss, unauthorized access or other misuse, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption technology.  The IT Assets (i) are sufficient in all material respects for the current operations of the Company and the Company Subsidiaries and, to the knowledge of the Company, all currently contemplated operations, and (ii) operate in material conformance with their documentation and without any material defect, unavailability, virus, malware or error.  There has been not been any unauthorized access to or use of any IT Assets or information (including Personal Data) stored therein or transmitted thereby that would, or would be reasonably expected to, be material to the Company and the Company Subsidiaries since January 1, 2015 or, to the knowledge of the Company, prior to January 1, 2015.  There  has not been any material failure of any IT Assets since January 1, 2015 or, to the knowledge of the Company, prior to January 1, 2015.

(h)          The Company and the Company Subsidiaries (i) have a privacy policy regarding the collection, use, storage and transfer of Personal Data in their business and (ii) are currently in material compliance with such privacy policy and all applicable Laws, orders of Governmental Entities, Payment Card Industry Data Security Standards (PCI DSS) and contractual obligations relating thereto.  Prior to the date hereof, the Company has provided true, correct and complete copies to the Parent of such privacy policy as it currently exists and as it existed at any time since January 1, 2015.  The Company and the Company Subsidiaries have been at all times since January 1, 2015 and to the knowledge of the Company, at all times prior thereto, in material compliance with all then applicable privacy policies of the Company and all applicable Laws, orders of Governmental Entities, and Payment Card Industry Data Security Standards (PCI DSS).  The execution, delivery and performance of by the Company of this Agreement and the consummation of the Transactions do not violate such privacy policy as it currently exists, as it existed at any time since July 1, 2015 and, to the knowledge of the Company, as it existed at any time prior to July 1, 2015, during which Personal Data was collected or obtained by the Company or any Company Subsidiary.  Immediately after the Closing, the Company and the Company Subsidiaries will continue to have the right to use such Personal Data on substantially similar terms and conditions as they enjoyed immediately prior to the Closing.  There are no past or pending suits, actions, investigations, arbitrations or proceedings or, to the knowledge of the Company, Proceedings or regulatory inquiries threatened in writing relating to the collection, use, storage or transfer of any Personal Data in the business of the Company or any Company Subsidiary.

SECTION 2.18          Insurance.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are insured with reputable insurers against such risks and in such amount as the management of the Company reasonably has determined to be prudent and consistent with industry practice, (ii) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (ii) neither the Company nor any of the Company Subsidiaries is in default under any such insurance policy and (iii) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

SECTION 2.19          Brokers.  No broker, investment banker, financial advisor or other Person, other than Needham & Company, LLC (“Needham”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.  Prior to the date hereof, a true copy of all portions of the Contracts related to the engagement of Needham under which any such fees are payable have been made available to Parent.

SECTION 2.20          Opinion of Financial Advisor.  The Company Board has received an opinion of Needham to the effect that, as of the date thereof and subject to the assumptions, limitations, qualification and other matters considered in the preparation thereof, the Per Share Merger Consideration (including any amount of the Per Share Merger Consideration otherwise withheld for applicable withholding Taxes) to be received by the holders of Company Common Stock (other than shares to be canceled or to be converted in accordance with Section 1.07(b) and, except as provided in Section 1.07(d), Appraisal Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders.  A signed copy of such opinion has been made available to Parent prior to the date hereof.

SECTION 2.21          Anti-Corruption Matters; Sanctions Matters; Money Laundering Matters.

(a)          Since January 1, 2013, the Company and each Company Subsidiary and each of their respective officers, directors, employees and, to the knowledge of the Company, agents, representatives or other Persons acting on behalf of the Company and the Company Subsidiaries has materially complied with and is in material compliance with Anti-Corruption Laws, Sanctions Laws and Money Laundering Laws.

(b)          Since January 1, 2013, neither the Company nor any Company Subsidiary, nor any of their respective officers, directors, employees or, to the knowledge of the Company, agents, representatives or other Persons acting on behalf of the Company and the Company Subsidiaries has offered, promised, given or authorized the giving of anything of value, directly or indirectly, to: (i) any Government Official or (ii) to any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in the case of each of clauses (i) and (ii), for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act.

(c)          To the knowledge of the Company, no Governmental Entity is investigating or has, since January 1, 2013, conducted, initiated or threatened any investigation of the Company or any Company Subsidiary or any of their respective officers, directors or employees for alleged violation of Anti-Corruption Laws, Sanctions Law or Money Laundering Laws.

SECTION 2.22          Affiliate Transactions.  Except as set forth in Section 2.22 of the Company Disclosure Letter, no Key Stockholder (or any Affiliate thereof), director, officer or Affiliate (other than the Company Subsidiaries) of the Company or any Company Subsidiary is a party to any transaction, Contract or other legally binding arrangement or legally binding understanding with the Company or any Company Subsidiary or has any material interest in any property used by Company or any Company Subsidiary.

SECTION 2.23          Stake Takeover Laws.  The Company has taken all necessary action as required Law to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby, any restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “interested stockholder” or other similar anti-takeover statute or regulation enacted under any Laws applicable to Company or the Company Subsidiaries (such Laws, “Takeover Statutes”).

SECTION 2.24          Stockholder Written Consent.  Prior to the execution and delivery of this Agreement, the Company has obtained the Stockholder Written Consent from the Key Stockholders irrevocably approving and adopting this Agreement in accordance with Sections 228(c) and 251(c) of the DGCL.

ARTICLE III

Representations and Warranties of Parent and Merger Sub.

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 3.01          Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 3.02          Merger Sub.  Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business other than those relating to the Merger and the performance of its obligations hereunder and matters ancillary thereto. Parent owns, directly or indirectly, all of the outstanding Equity Interests of Merger Sub.

SECTION 3.03          Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings (including any stockholder approval or other action) on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the other Transactions.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

SECTION 3.04          No Conflicts; Consents.

(a)          The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under any provision of (i) the organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.04(b), any Order or Law applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (i), (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)          Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, no Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions.

SECTION 3.05          Brokers.  No broker, investment banker, financial advisor or other similar Person, the fees and expenses of which will be paid by Parent or one or more of its Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent, except as will be paid by Parent or one or more of its Subsidiaries.

SECTION 3.06          Ownership of Company Common Stock.  None of Parent or Merger Sub or any other wholly owned Subsidiary of Parent beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time (other than pursuant to the transactions contemplated hereby), beneficially own any shares of Company Common Stock.

SECTION 3.07          Available Funds.  Parent will have as of the Effective Time, sufficient cash available, directly or through one or more Subsidiaries, to pay all amounts to be paid by Parent or Merger Sub in connection with this Agreement, including the payment of the aggregate Per Share Merger Consideration.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01          Conduct of Business of the Company.  Except for matters set forth in Section 4.01 of the Company Disclosure Letter or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its present business organization and preserve its present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it. In addition, except for matters set forth in Section 4.01 of the Company Disclosure Letter, from the date of this Agreement to the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, take any of the following actions without the prior written consent of Parent:

(a)          (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its Equity Interests, (ii) adjust, split, combine or reclassify any Equity Interests of the Company or any Company Subsidiary, or (iii) repurchase, redeem or otherwise acquire any Equity Interests of the Company or any Company Subsidiary, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options and Company Restricted Stock Units and (C) the acquisition by the Company of Company Stock Options and Company Restricted Stock Units, in each case in accordance with the terms of the applicable award or instrument as in effect on the date of this Agreement;

(b)          accelerate or otherwise take any other action to cause, the vesting of any Company Stock Option or Company Restricted Stock Unit;

(c)          issue, deliver or sell any shares of its capital stock or other voting securities or Equity Interests, any Voting Company Debt or any other rights that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company Restricted Stock Units, in each case in accordance with the terms of the applicable plan, award or instrument as in effect on the date of this Agreement;

(d)          amend, restate, supplement or modify its certificate of incorporation, bylaws or other comparable organizational documents (whether by merger, consolidation or otherwise);

(e)          merge or consolidate itself or any Company Subsidiary with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any Company Subsidiary;

(f)          acquire or agree to acquire, whether by merging or consolidating with, or by purchasing a substantial Equity Interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or any Company Subsidiary);

(g)          except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement or other written Contract, in each case, in effect on the date of this Agreement or established or amended after the date of this Agreement in compliance with this Agreement, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation or benefits under, any Company Benefit Plan, Company Benefit Agreement or Collective Bargaining Agreement, (ii) grant to any current or former director, officer, employee, contractor or consultant any increase in compensation, bonus or fringe or other benefits, other than with respect to employees who are not directors or executive officers in the ordinary course of business consistent with past practice or in connection with the Company’s or any Company Subsidiary’s annual merit-based compensation review process, (iii) grant to any current or former director, officer, employee, contractor or consultant any increase in change in control, retention, severance or termination pay, (iv) enter into any employment, consulting, change in control, retention or severance agreement with any current or former director, officer, employee, contractor or consultant, (v) hire or terminate the employment of any officer, employee, contractor or consultant (other than a termination for “cause”), other than with respect to employees, contractors or consultants who are not directors or executive officers in the ordinary course of business consistent with past practice, (vi) commence any offering periods or purchase periods under the Company ESPP, or (vii) allow any current or former director, officer, employee, contractor or consultant to begin participating in any Company Benefit Plan or Company Benefit Agreement that provides change in control, severance or termination benefits, regardless of whether the terms of such Company Benefit Plan or Company Benefit Agreement would otherwise allow such current or former director, officer, employee, contractor or consultant to begin participating in such Company Benefit Plan or Company Benefit Agreement; provided, however, that the foregoing clauses (ii), (iii), (iv) and (vii) shall not restrict the Company or any Company Subsidiary from granting to any newly hired or promoted director, officer, employee, contractor or consultant any increase in compensation, retention, severance or termination pay, or fringe or other benefits, or from entering into any employment, consulting, retention or severance agreement with any such newly hired or promoted Person, in each case, in the ordinary course of business consistent with past practice;

(h)          make any change in financial accounting methods, principles or practices, except as may be required by GAAP or by Law;

(i)          sell, lease, license or otherwise dispose of, or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien) imposed upon, any properties or assets of the Company and the Company Subsidiaries, except sales, leases or other dispositions of inventory and excess or obsolete properties or assets, or make any revaluation of any material asset (including any writing down of the value of inventory or writing off of notes or accounts receivable), in each case, in the ordinary course of business consistent with past practice;

(j)          acquire any fee interest in real property, or enter into, terminate or amend, modify or waive any material rights claims or benefits under any material leases, licenses or occupancy agreements with respect to the use or occupancy by the Company or any Company Subsidiary of real property;

(k)          (i) incur any Debt or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any Company Subsidiary in the ordinary course of business consistent with past practice;

(l)          make or agree to make any capital expenditure or expenditures that, together with all other capital expenditures permitted under this clause (l), in the aggregate are in excess of $250,000;

(m)          (i) make, change or revoke any material Tax election, (ii) settle or compromise any audit or proceeding relating to a material amount of Taxes, (iii) file any amended Tax Return reflecting a material amount of Taxes, (iv) consent to any extension of or waiver of the limitations period applicable to any Tax claim or assessment, (v) make any change in any material Tax accounting method, (vi) enter into any closing agreement relating to a material amount of Taxes, (vii) change any material Tax practice or procedure or (viii) incur any Tax liability outside of the ordinary course of business;

(n)          enter into, terminate or modify or amend, or waive or release any material rights, claims or benefits under, any Material Contract or any Contract that, if existing on the date hereof, would have been a Material Contract;

(o)          settle, or offer or propose to settle (i) any Proceeding against the Company or its directors or officers relating to this Agreement or the Transactions and (ii) without limiting the foregoing clause (i), any Proceeding involving or against the Company or any of the Company Subsidiaries other than any Proceeding that (A) (x) requires payment by the Company or any of the Company Subsidiaries of cash in amounts that are reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company and the Company Subsidiaries included in the Company SEC Documents or (y) to the extent in excess of and/or not covered by clause (ii), does not, individually or in the aggregate, exceed $25,000, and (B) does not involve any injunctive or equitable relief or impose restrictions on the business activities of the Company or any Company Subsidiary;

(p)          (i) sell, transfer, assign, lease, license, sublicense, encumber, abandon, allow to lapse (other than by expiration) or otherwise fail to maintain or grant Liens (other than Permitted Liens) on any Owned Intellectual Property (ii) grant, extend, amend, waive or modify any rights in or to the material Company Intellectual Property, (iii) enter into any material IP Contract (other than non-exclusive licenses in Owned Intellectual Property granted to customers in the ordinary course of business), or (iv) amend, terminate, change, fail to exercise, waive, release or assign any material right or material claim under any material IP Contract;

(q)          enter into a material line of business outside of the business of the Company and the Company Subsidiaries conducted as of the date hereof;

(r)          enter into any Contract or arrangement with any Affiliate or any Key Stockholder or any Affiliate thereof;

(s)          without limitation of the foregoing clauses (a) through (r) and clause (t) below, terminate or modify or amend, or waive or release any rights, claims or benefits under, or fail to comply with any of its obligations or covenants under, the Purchase Agreement or any of the Transaction Agreements (as defined in the Purchase Agreement), or enter into any Contract or arrangement with any Person that would or would reasonably be expected to affect the rights or obligations of the Company or Stillwater Holding Company LLC under the Purchase Agreement or any of the Transaction Agreements, or take, or fail to take, any actions that would or would reasonably be expected to prevent, impair or materially delays the Closing (as defined in the Purchase Agreement); or

(t)          authorize, commit or agree to take, or adopt any resolutions of the Company Board in support of, any of the foregoing actions.

SECTION 4.02          No Frustration of Conditions.  The Company shall not, and shall not permit the Company Subsidiaries to, and Parent shall not, and shall not permit any of its Subsidiaries to, take any action (except as otherwise expressly permitted by Section 7.01) that would, or would reasonably be expected to, result in any condition to the Merger set forth in Article VI not being satisfied.

SECTION 4.03          No Solicitation.

(a)          The Company shall, and shall cause each Company Subsidiary and its and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussions or negotiations with any Persons with respect to an Acquisition Proposal or a potential Acquisition Proposal, (ii) terminate access to any physical or electronic data rooms related to a possible Acquisition Proposal (other than a data room utilized solely by Parent, its Affiliates and their respective Representatives and not any third Person) and (iii) request that any such Person and its Representatives promptly return or destroy all confidential information concerning Company and the Company Subsidiaries theretofore furnished thereto by or on behalf of the Company or any Company Subsidiary, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information.  Company shall not, and shall cause each of its Subsidiaries and their respective Representatives not to, directly or indirectly, (A) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information or responding to any communication) any inquiries regarding, or the making, announcement or submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) conduct or engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information or data to, any Person that is seeking to make, has made or, to the knowledge of Company, is considering making an Acquisition Proposal  or otherwise take such actions in connection with or for the purpose of encouraging or facilitating an Acquisition Proposal, (C) knowingly cooperate with, assist, or participate in any effort by, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (D) approve, endorse or recommend any Acquisition Proposal or (E) enter into any Company Acquisition Agreement.

(b)          Neither the Company Board nor any committee thereof shall (i) (A) fail to make the Company Board Recommendation, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, (D) fail to recommend against acceptance of any tender offer or exchange offer within ten (10) Business Days of the commencement of such offer, (E) adopt, approve, endorse or recommend, or publicly propose to approve or recommend to the stockholders of Company an Acquisition Proposal or (F) agree to take any of the foregoing actions (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any Company Subsidiary to enter into any letter of intent, agreement or agreement in principle, memorandum of understanding, or other similar agreement relating to or providing for any Acquisition Proposal or an acquisition agreement, merger agreement or similar definitive agreement providing for or with respect to any Acquisition Proposal (each, a “Company Acquisition Agreement”) or (iii) grant any waiver, amendment or release under any standstill or similar agreement with respect to any Equity Interests of the Company or any Company Subsidiary, any confidentiality agreement or Takeover Statute.

(c)          From and after the date hereof, Company shall notify Parent as promptly as reasonably practicable (but in any event within twenty-four (24) hours) in the event that Company, its Subsidiaries, Affiliates or its or any of their respective Representatives receives (i) an Acquisition Proposal or any amendment thereto or (ii) any request for discussions or negotiations, any request for access to the properties or books and records of the Company or any Company Subsidiary of which the Company or any Company Subsidiary or any of their respective Representatives is or has become aware, or any request for information relating to the Company or any Company Subsidiary, in each case, by any Person that could reasonably be expected to be considering making an Acquisition Proposal.  Such notice to Parent shall indicate the identity of the Person or group of Persons making such Acquisition Proposal or amendment thereto and provide (x) an unredacted copy of such written Acquisition Proposal or amendment thereto (including, in each case, financing commitments) and any material transaction documents, and (y) with respect to any Acquisition Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Acquisition Proposal or amendment thereto. Company shall not engage in any developments, discussions or negotiations regarding any Acquisition Proposals, or changes to the terms of any such Acquisition Proposal or any amendment thereto (including copies of any written proposed agreements). Company hereby agrees that it shall not, and shall not permit its Subsidiaries to, enter into any Contract that prohibits or restricts it from providing to Parent the information contemplated by this Section 4.03(c) or from complying with the other provisions of this Section 4.03.

(d)          Nothing contained in this Section 4.03 shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) in which the Company indicates that it has not changed the Company Board Recommendation. For the avoidance of doubt, the foregoing shall not in any way limit or modify the effect that any such action has under this Agreement (including whether such action constitutes a Company Adverse Recommendation Change).

(e)          For purposes of this Agreement:

“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A)  15% or more of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or (B) 15% or more of the aggregate voting power of the capital stock, or of any class of capital stock, of the Company or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the shareholders of any Person) owning, directly or indirectly, 15% or more of the aggregate voting power of the capital stock, or of any class of capital stock, of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions.

“group” shall have the meaning set forth in Rule 13d-5 of the Exchange Act.

ARTICLE V

Additional Agreements

SECTION 5.01          Stockholder Written Consent; Information Statement.

(a)          In connection with the Stockholder Written Consent, the Company shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, the Company Charter and the Company Bylaws.

(b)          As promptly as practicable following the date of this Agreement (and in any event within 10 days of the date hereof), the Company shall promptly prepare and file with the SEC and the CSA a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Written Consent, the Merger and the other Transactions (such information statement, including any amendment or supplement thereto, the “Information Statement”), (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL.

(c)          Each of the Company and Parent shall furnish all information concerning such Person and their respective Subsidiaries to the other as may be reasonably necessary or requested in connection with the preparation, filing and distribution of the Information Statement. Company shall promptly provide notice to Parent of any correspondence or communications with or comments from the SEC and shall provide Parent with copies of all such written comments and written correspondence and a detailed written summary of any substantive oral communications with the SEC. Company shall not submit any response letters or other correspondence to the SEC without the approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed).  No amendment or supplement to the Information Statement will be made by Company without the approval of the Parent (such approval not to be unreasonably withheld, conditioned or delayed). Each of the Company and Parent shall use commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Information Statement.  Notwithstanding the foregoing, prior to filing or mailing the Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by Parent.

(d)          If, at any time prior to the date that is 20 days after the Information Statement is first mailed to the Company’s stockholders, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Information Statement, so that the Information Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(e)          The Company shall cause the Information Statement to be (i) filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act and (ii) mailed to the stockholders of the Company, in each case as promptly as practicable after, and in any event within two days after, the latest of (A) confirmation from the SEC that it has no further comments on the Information Statement, (B) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (C) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement.

SECTION 5.02          Access to Information; Confidentiality.  Except if prohibited by any applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books and records and Contracts and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as reasonably practicable, to Parent all information concerning its business, properties and personnel as Parent may reasonably request.  Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company Subsidiaries shall be required to afford access or furnish information to the extent the Company determines in good faith that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company or any of the Company Subsidiaries or violate applicable Law; provided, that the Company shall use its commercially reasonable efforts to make alternative arrangements to afford such access or furnish such information without jeopardizing such attorney-client privilege or violating applicable Law, as applicable.  All information exchanged pursuant to this Section 5.02 shall be subject to the confidentiality letter agreement dated November 27, 2017, between the Company and Parent (the “Confidentiality Agreement”).

SECTION 5.03          Reasonable Best Efforts; Notification.

(a)          In connection with this Agreement and the transactions contemplated hereby, the parties hereto shall (i) use their reasonable best efforts to obtain as promptly as practicable any necessary consents, approvals, waivers and authorizations of, actions or nonactions by, and make, as promptly as reasonably practicable, all necessary filings and submissions with, any Governmental Entity or third party necessary to consummate and make effective the Transactions as promptly as practicable, (ii) cooperate with each other in (A) determining which filings are required to be made prior to the Effective Time with, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities or third parties in connection with the execution and delivery of this Agreement and the other agreements, documents and instruments being delivered pursuant to or specifically contemplated by this Agreement and consummation of the transactions contemplated hereby and thereby and (B) making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, (iii) use reasonable best efforts to cause the conditions to the Closing set forth in Article VI to be satisfied as promptly as reasonably practicable, and (iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things reasonably necessary or appropriate to cause the Closing to occur and to consummate the transactions contemplated hereby as soon as practicable; provided, that, for the avoidance of doubt, none of the parties hereto shall be obligated or required by this Section 5.03 to waive a condition to Closing set forth in Article VI. Notwithstanding anything in this Section 5.03 to the contrary, other than, in the case of the following clause (y), the last sentence of this Section 5.03, nothing in this Agreement shall require, or be deemed to require, (x) Parent to, or cause any of its Affiliates or subsidiaries to, whether prior to, at, after, or conditioned upon, the Effective Time, (A) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order or otherwise, the sale, divestiture, license, holding separate, or other disposition of or restriction on the businesses, assets, properties, product lines, or equity interests of, or changes to the conduct of business of, Parent or any of its Affiliates or subsidiaries, (B) create, terminate, or divest relationships, ventures, contractual rights or obligations of Parent or any of its Affiliates or subsidiaries or (C) otherwise take or commit to take any action, including institute any Proceeding, that would limit in any way Parent’s or any of its Affiliates’ or subsidiaries’ freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Parent or any of its Affiliates or subsidiaries or (y) the Company to sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of its or any Company Subsidiary’s assets, or conduct or agree to conduct the businesses of the Company and the Company Subsidiaries in any particular manner, or take any other actions that has, or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the foregoing, in no event shall the Company (and the Company shall cause the Company Subsidiaries not to) propose, negotiate, effect or agree to any such actions set forth in the foregoing clause (y) without the prior written consent of Parent. Notwithstanding anything to the contrary herein, the Company shall, and shall cause the Company Subsidiaries to, at the direction of Parent, sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of the Company’s or the Company Subsidiaries’ assets, or conduct or agree to conduct the businesses of the Company and the Company Subsidiaries in any particular manner, or take any other actions as determined by Parent; provided, that any such actions are conditioned upon and only become effective upon the Effective Time.

(b)          Without limiting the generality of Section 5.03(a), Parent, Merger Sub, the Company and the Company Subsidiaries shall, and shall cause their respective Subsidiaries to (i) as soon as practicable and in no event later than ten (10) days after the date of this Agreement, each prepare and file any pre-merger notification required under the HSR Act to be filed with the Federal Trade Commission and the U.S. Department of Justice and (ii) promptly provide any supplemental information requested or required by the Federal Trade Commission and the U.S. Department of Justice in connection with such notification in substantial compliance with the HSR Act and other applicable Laws. The parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to the HSR Act prior to their submission. In connection with the foregoing, with respect to this Agreement and the transactions contemplated hereby, (w) to the extent permitted by applicable Law, the parties agree to provide the other (or its outside counsel, where appropriate), with any information that may be necessary or advisable to make such applications, notices, and/or filings, including, upon reasonable request by the other, all information concerning itself, its Subsidiaries, directors, officers, and stockholders, and copies of any material correspondence, filing or communication (or oral summaries or memoranda setting forth the substance thereof) between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of their respective staffs and/or any third party, on the other hand, (x) each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein; (y) to the extent permitted by applicable Law, prior to submitting or making any such correspondence, filing or communication to any such Governmental Entity or members of their respective staffs, the parties shall first provide the other party with a copy of such correspondence, filing or communication in draft form, and consider in good faith all comments timely made by the other party with respect thereto; and (z) to the extent permitted by applicable Law, each of the parties shall not agree to participate in any meeting or discussion with any such Governmental Entity or third party in respect of any filing, investigation, or inquiry concerning this Agreement unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing and anything to the contrary contained in this Agreement, Parent shall, on behalf of Parent and the Company and their respective Subsidiaries, control and lead all communications and strategy with respect to the obtaining of all Permits, including any approvals, authorizations permits and consents from third parties, necessary or advisable to consummate the transactions contemplated by this Agreement.

SECTION 5.04          Equity Awards.

(a)          Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans), if required, shall adopt such resolutions and take such other actions as may be required to effect the following:

(i)          each Company Stock Option, whether vested or unvested, outstanding immediately prior to the Effective Time shall be canceled at the Effective Time, with the holder of such Company Stock Option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Per Share Merger Consideration minus (2) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time;

(ii)          each Company Restricted Stock Unit, whether vested or unvested, outstanding immediately prior to the Effective Time shall be canceled at the Effective Time, with the holder of such Company Restricted Stock Unit becoming entitled to receive an amount in cash equal to (A) the Per Share Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time;

(iii)          the Company ESPP will terminate effective upon the Effective Time and, after the date of this Agreement and prior to the Effective Time, no offering periods or purchase periods will be commenced thereunder.

(b)          All amounts payable pursuant to this Section 5.04 shall be subject to any required withholding of Taxes and shall be paid without interest.

(c)          Subject to Section 5.04(b), promptly following the Closing, and in no event later than ten (10) Business Days following the Closing, Parent shall, or shall cause the Surviving Corporation to, pay through its payroll systems, or through other reasonable means, all amounts payable pursuant to Section 5.04(a) to the former holders of Company Stock Options and Company Restricted Stock Units; provided, however, that, to the extent any such amounts relate to a Company Stock Option or Company Restricted Stock Unit that constitutes nonqualified deferred compensation subject to Section 409A of the Code, such amounts shall be paid at the earliest time following the Effective Time that is permitted under the terms of the applicable agreement or Company Stock Plan relating to such Company Stock Option or  Company Restricted Stock Unit that will not trigger a tax or penalty under Section 409A of the Code.  No Company Stock Option or Company Restricted Stock Unit shall survive the Closing.

(d)          For purposes of this Agreement:

(i)          “Company ESPP” means the Employee Share Purchase Plan of JumpTV, Inc.

(ii)          “Company Restricted Stock Unit” means any restricted stock unit award payable in shares Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted by the Company under a Company Stock Plan or otherwise.

(iii)          “Company Stock Option” means any option to purchase shares of Company Common Stock granted by the Company under a Company Stock Plan or otherwise.

(iv)          “Company Stock Plans” means the Company’s Amended and Restated 2012 Omnibus Securities and Incentive Compensation Plan and Fourth Amended and Restated Stock Option Plan.

SECTION 5.05          Employee Matters.

(a)          For a period of one year following the Effective Time (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) (i)  total cash compensation that is substantially comparable in the aggregate (excluding any value attributable to equity-based compensation) to those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time, (ii) severance benefits that are substantially comparable in the aggregate to those provided to such Company Employee by the Company or the Company Subsidiaries as in effect at the date hereof and disclosed to Parent prior to the date hereof and (iii) other employee benefits that are substantially comparable in the aggregate to those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time.

(b)          With respect to any and all plans of Parent or the Surviving Corporation, including any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes (but not for benefit accrual under any defined benefit plan or vesting under any equity compensation plan), including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any Company Subsidiaries (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)          With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and shall use commercially reasonable efforts to cause any of their applicable respective third party insurance providers to, (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

(d)          If directed in writing by Parent at least ten (10) Business Days prior to the Closing Date, the Company shall use commercially reasonable efforts to amend or cause to be amended any tax-qualified defined contribution plan that it maintains (excluding any multi-employer plan) (collectively, the “Company 401(k) Plan”) to provide that account balances of Company Employees who participate in the Company 401(k) Plan be fully and immediately vested and nonforfeitable as of the Closing Date, and immediately prior to the Closing, the Company shall use commercially reasonable efforts to terminate or cause the termination of the Company 401(k) Plan in compliance with applicable Law.

(e)          With respect to any Company Employees whose principal place of employment is outside of the United States, Parent’s obligations under this Section 5.05 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Company Employees primarily perform their duties.

(f)          The provisions of this Section 5.05 are solely for the benefit of the parties to this Agreement, and no Company Employee or any other Person (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement (except to the extent provided in Section 8.07 with respect to Section 5.04 and Section 5.06), and no provision of this Section 5.05 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Company Benefit Agreement or any employee program or any plan or arrangement of Parent or any of its subsidiaries.  Nothing herein shall be construed as an amendment to any Company Benefit Plan, Company Benefit Agreement or plan, program, policy, agreement, arrangement or understanding of Parent.

SECTION 5.06          Indemnification.

(a)          Prior to the Closing, the Company shall purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six (6) year period following the Closing and at a price not to exceed 250% of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement, which the Company represents and warrants has been disclosed to Parent prior to the date of this Agreement (the “Current Premium”), and if such premiums for such insurance would at any time exceed 250% of the Current Premium, then Parent or the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium.

(b)          From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and Company Subsidiaries pursuant to (i) each indemnification agreement in effect between the Company or any Company Subsidiary and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Company Subsidiary (each, a “Company Indemnified Party”) made available to Parent and (ii) any indemnification provision and any exculpation provision set forth in the Company Charter or Company Bylaws as in effect on the date of this Agreement, in each case, to the fullest extent permitted under applicable Law.  From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Company Indemnified Party than are set forth in the Company Charter or Company Bylaws as in effect on the date of this Agreement.

SECTION 5.07          Fees and Expenses.  Except as expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 5.08          Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release, other public statements or broad-based employee communications with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement or broad-based employee communication prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange and except as specifically permitted or required by Section 4.03.  The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, this Section 5.08 shall not apply to any press release or other public statement made by the Company or Parent or Merger Sub (a) that is consistent with the initial press release and the terms of this Agreement and does not contain any information relating to the Company, Parent, Merger Sub or the transactions contemplated by this Agreement that has not been previously announced or made public in accordance with the terms of this Section 5.08 or (b) is made in the ordinary course of business consistent with past practice and does not relate to this Agreement or the Transactions.

SECTION 5.09          Transfer Taxes.  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 5.10          Company Warrants.  Prior to the Effective Time, the Company shall cooperate and consult with Parent, and shall take all actions necessary to ensure that, at or prior to the Effective Time, each Company Warrant shall be treated in accordance with Section 1.07(e).

SECTION 5.11          Transaction Litigation.  Prior to the termination of this Agreement in accordance with Article VII, the Company shall promptly advise Parent of any commenced or threatened Proceeding of which the Company is aware against the Company or its directors relating to this Agreement or the Transactions and shall keep Parent promptly and reasonably informed regarding any such Proceeding.  The Company shall give Parent the opportunity, at Parent’s expense, to participate in the defense or settlement of any such Proceeding and shall give due consideration to Parent’s views with respect thereto and no settlement of any such Proceeding shall be agreed to without Parent’s prior written consent.

SECTION 5.12          Rule 16b-3 Matters.  The Company shall take all reasonable actions as may be required to cause any dispositions of Company Equity Interests (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 5.13          Delisting.  Prior to the Closing Date, the Company shall cooperate and consult with Parent and take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and (x) the rules and policies of the Toronto Stock Exchange to cause the delisting of the Company and of the Company Common Stock from the Toronto Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting, (y) the rules and policies of OTC Markets Group (“OTC”) to enable the Company Common Stock to no longer be quoted on OTC and (z) National Policy 11-206 of the CSA to cease to be a “reporting issuer” within the meaning of applicable Canadian securities Laws in all provinces of Canada.

SECTION 5.14          Affiliate Transactions.  Except with respect to the Contracts set forth on Section 5.14 of the Company Disclosure Letter or such other Contracts approved, or requested, in writing by Parent, prior to the Effective Time, the Company shall cooperate and consult with Parent, and shall take all actions necessary to ensure that, at or prior to the Effective Time, all Contracts between the Company, on the one hand, and any Affiliate of the Company, on the other hand (which shall include that certain Stockholders’ Agreement, dated as of January 30, 2015 (as amended, modified, supplemented or restated), by and among the Company and the Voting Parties (as defined therein)), shall terminate and shall be of no further force and effect thereafter.

SECTION 5.15          Notification of Certain Matters.  Without limiting the other provisions of this Agreement, the Company shall give prompt notice to Parent in writing (a) of any event, circumstance, occurrence, fact, condition, development, effect or change that would render any representation or warranty made by the Company contained in this Agreement untrue or inaccurate, (b) of any failure of the Company to comply with or satisfy any covenant or agreement to be complied with by it under this Agreement or any event, circumstance, occurrence, fact, condition, development, effect or change that would otherwise result in the nonfulfillment of any of the conditions to Parent or Merger Sub’s respective obligations hereunder, (c) of any event, circumstance, occurrence, fact, condition, development, effect or change that has had, or would reasonably be expected to have, a Company Material Adverse Effect or (d) of any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the consummation of the Transactions.

SECTION 5.16          Restructuring; Purchase Agreement.  Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, effect the restructuring set forth on Section 5.16 of the Company Disclosure Letter. Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, enter into and deliver the Transaction Agreements (as defined in the Purchase Agreement) and each of the other agreements contemplated by the Purchase Agreement, and take all actions contemplated by the Purchase Agreement to consummate the Closing (as defined in the Purchase Agreement).

SECTION 5.17          Financing Cooperation.  Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, cooperate with Parent in connection with the arrangement of any financing by Parent in connection with the transactions contemplated by this Agreement, if and to the extent requested by Parent, including (a) furnishing Parent and the sources of such financing with such information relating to the Company and Company Subsidiaries as shall be reasonably requested by Parent or such financing sources in connection with the arrangement of such financing, (b) assisting Parent in the preparation of pro forma financial information and financial statements to the extent required by the sources of such financing, (c) facilitating the payoff of any existing Debt of the Company and the Company Subsidiaries and the termination of any existing Liens on the assets or properties of the Company or the Company Subsidiaries and (d) facilitating the pledging of the assets and properties of the Company and the Company Subsidiaries in favor of such financing sources.

ARTICLE VI

Conditions Precedent to the Merger

SECTION 6.01          Conditions to Each Party’s Obligation.  The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of the following conditions:

(a)          Stockholder Approval.  The holders of a majority of the voting power of all outstanding shares of Company Common Stock, voting as a single class, shall have adopted this Agreement and twenty (20) calendar days shall have elapsed since the Company mailed to the Company’s stockholders the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act (the “Stockholder Approval”).

(b)          Regulatory Approvals.  (i) Any waiting period, as applicable, under the HSR Act shall have expired or been terminated and (ii) all approvals or observance of any waiting or review period required for the consummation of the Merger in the jurisdictions set forth on Section 6.01(b) of the Company Disclosure Letter (it being agreed that Parent can eliminate jurisdictions from Section 6.01(b) of the Company Disclosure Letter in its sole discretion), to the extent required to be obtained or observed at or prior to the Effective Time in respect of the Merger, shall have been obtained or observed at or prior to the Effective Time (clauses (i) and (ii), collectively, the “Required Regulatory Approvals”).

(c)          No Legal Restraints.  No Governmental Entity having jurisdiction over any of the parties shall have enacted, issued, promulgated, enforced or entered any Law or Order, whether temporary, preliminary or permanent, that prohibits, makes illegal, restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, “Legal Restraints”).

SECTION 6.02          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 2.08 (Absence of Certain Changes or Events), Section 2.23 (Takeover Statutes) and Section 2.24 (Stockholder’s Consent) shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date), (ii) set forth in Section 2.02 (Capitalization) and Section 2.19 (Brokers) shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date), other than de minimis inaccuracies, (iii) Section 2.01 (Organization, Standing, and Power), Section 2.04 (Authority; Execution and Delivery; Enforceability) and Section 2.22 (Affiliate Transactions) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date) and (iii) set forth in Article II, other than those described in clauses (i) and (ii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by an executive officer thereof to such effect.

(b)          No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred (or be occurring) any event, circumstance, occurrence, fact, condition, development, effect or change that has had or would reasonably be expected to have, individually and in the aggregate, a Company Material Adverse Effect.

(c)          Performance of Obligations by the Company.  The Company shall have performed or complied in all material respects with its obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer thereof to such effect.

(d)          Purchase Agreement Closing.  The Closing (as defined in the Purchase Agreement) shall have been consummated, without giving effect to any amendment, modification or waiver of any terms of the Purchase Agreement other than with the prior written consent of Parent.

SECTION 6.03          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in Article III shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date), except, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

(b)          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

SECTION 6.04          Frustration of Closing Conditions.  Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.03.  The Company may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if such failure was caused by its failure to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.03.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01          Termination.  This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Stockholder Approval (except as otherwise expressly noted):

(a)          by mutual written consent of Parent, Merger Sub and the Company;

(b)          by either Parent or the Company:

(i)          if the Merger shall not have been consummated on or before September 26, 2018 (the “Outside Date”); provided, however, that (x) if all of the conditions to Closing set forth in Article VI (other than those conditions that by their nature can only be satisfied at the Closing, but are capable of being satisfied at such time) other than the conditions set forth in Section 6.01(b) and Section 6.01(c) are satisfied on, or have been waived prior to, the Outside Date, then the Outside Date shall automatically be extended by a period of ninety (90) calendar days and (y) the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to a party if the failure to consummate the Merger is the result of a material breach of this Agreement by such party; or

(ii)          if any Legal Restraint permanently preventing or prohibiting consummation of the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have complied with its obligations under Section 5.03 in respect of any such Legal Restraint;

(c)          by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a), Section 6.02(b) or Section 6.02(c) and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement that would cause the conditions set forth in Section 6.03(a) or Section 6.03(b) not to be satisfied); and

(d)          by Parent, if (i) the Company Board shall have effected a Company Adverse Recommendation Change, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement, (iii) the Company breaches or fails to perform any of its covenants contained in Section 4.03 or (iv) the Company or the Company Board (or any committee thereof) shall have publicly announced its intention to do any of the foregoing.

(e)          by the Company, if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03 and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement that would cause the conditions set forth in Section 6.02(a), Section 6.02(b) or Section 6.02(c) not to be satisfied).

The party desiring to terminate this Agreement pursuant to this Section 7.01 (other than pursuant to Section 7.01(a)) shall give written notice of such termination to the other party in accordance with Section 8.02.

SECTION 7.02          Effect of Termination.

(a)          If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect without liability of any party to the other party. Notwithstanding the foregoing, to the extent that any termination of this Agreement results from the willful and material breach by a party of any representation or warranty set forth in this Agreement or from the willful and material breach by a party of any covenant set forth in this Agreement, then such party shall be liable for any damages incurred or suffered by the other party as a result of such willful and material breach.  The provisions of this Section 7.02 and Article VIII shall survive any termination hereof pursuant to Section 7.01.

(b)          Notwithstanding anything in Section 7.02(a) to the contrary, in the event that: (i) after the date hereof, an Acquisition Proposal shall have been publicly disclosed or otherwise made or communicated to the Company or the Company Board (or any committee thereof) or made directly to the stockholders of Company, (ii) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) or by Parent pursuant to Section 7.01(d) and (iii) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal, then the Company shall pay to Parent, or as otherwise directed by Parent, the Termination Fee by wire transfer of immediately available funds concurrently with the earlier of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal.

(c)          Notwithstanding anything to the contrary in this Article VII, in the event that the Company fails to promptly pay the Termination Fee when due, and if Parent or Merger Sub commences an action in order to obtain such payment that results in a judgment against the Company, then the Company shall pay to Parent, together with the Termination Fee, (A) interest on the Termination Fee, as applicable, from the date the Termination Fee was required to be paid through the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date the Termination Fee was required to be paid and (B) any out-of-pocket fees, costs and expenses (including reasonable legal fees) incurred by or on behalf of Parent in connection with any such action.

SECTION 7.03          Amendment; Extension; Waiver.

(a)          At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement.  Notwithstanding the foregoing, (A) after the receipt of the Stockholder Approval, there shall be made no amendment to this Agreement that by Law requires further approval by the stockholders of the Company without such approval having been obtained and (B) no amendment shall be made to this Agreement after the Effective Time.

(b)          This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

SECTION 8.01          Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions.

SECTION 8.02          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by confirmed facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          if to Parent or Merger Sub, to

 WME Entertainment Parent, LLC
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210
Fax: 310-246-3343
Attention:          Chief Legal Officer

with a copy (which shall not constitute actual or constructive notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Fax: (212) 757-3990
Attention:          Justin G. Hamill
Brian C. Lavin

(b)	if to the Company, to NeuLion, Inc.
1600 Old Country Rd.
Plainview, New York 11803
Fax: 516-622-7508
Attention:          General Counsel

with copies (which shall not constitute actual or constructive notice) to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Fax: (212) 407-4990
Attention:          Frank Lee

SECTION 8.03          Definitions.  For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Anti-Corruption Laws” means the U.S.  Foreign Corrupt Practices Act, the UK Bribery Act and all other applicable anti-corruption laws.

 “Book-Entry Shares” means shares of Company Common Stock held in the system that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

A “Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized by Law to close in New York, New York.

“Code” means the Internal Revenue Code of 1986.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, development, effect or change that (i) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed to be a Company Material Adverse Effect: any event, circumstance, occurrence, fact, condition, development, effect or change to the extent resulting from or arising in connection with (A) general conditions in the industries in which the Company and the Company Subsidiaries operate, (B) general economic conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States or elsewhere in the world, (C) any change in applicable Law or GAAP (or interpretation or enforcement thereof), (D) the outbreak or escalation of hostilities, any acts of war or terrorism, (E) any hurricane, flood or earthquake or other natural disaster, (F) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), except, in the case of clause (A), (B), (C), (D) or (E), if the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate; or (ii) prevents, impairs or materially delays the consummation by the Company of the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement.

“Company Software Products” means all current and prior versions of Software products distributed by or on behalf of Company or any Company Subsidiary under license to third Person customers.

 “Company Warrants” means any and all warrants to purchase or otherwise acquire shares of Company Common Stock or any other Equity Interests of the Company outstanding prior to the Effective Time.

“Debt” means any indebtedness for borrowed money, any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantees any such indebtedness or any debt securities of another person, any “keep well” or other agreement to maintain any financial statement condition of another Person, any interest rate and currency swaps, caps, collars and similar agreements or hedging services, whether periodically or upon the happening of a contingency, purchase money obligations for the acquisition of equipment and fixed assets and any accrued interest, premiums, change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect any of the foregoing.

“Equity Interest” means, with respect to any Person, any share, share capital, capital stock, partnership, limited liability company, member or similar interest in such Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Government Official” means any public or elected official or officer or employee (regardless of rank), in each case, acting on behalf of a national, provincial or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank) or non-U.S. political party, non-U.S. party official or any non-U.S.  candidate for political office.

“Hazardous Substances” means (i) any substance that is listed, classified or regulated as hazardous, toxic, dangerous, carcinogenic or otherwise harmful or a pollutant or contaminant under any Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Law.

“Intellectual Property” means any intellectual property rights and proprietary rights in and to the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents and patent applications (including all reissues, divisionals, continuations, continuations-in-part, reexaminations and interference thereof), (ii) trademarks, service marks, trade names, trade dress, logos, brand names, company names and other source or business identifiers, together with the goodwill associated with any of the foregoing (“Trademarks”), (iii) copyrights, works of authorship and mask works, (iv) Internet domain names, (v) Software, (vi) trade secrets, inventions (whether or not patentable), know-how, processes, procedures, methods, methodologies, algorithms, plans, data, databases, designs, models, discoveries, improvements, technology, technical data, customer lists, vendor lists, proprietary information and confidential business information, (vii) rights of privacy or publicity, (viii) all other intellectual property, proprietary rights and intangible rights of any kind, nature or description, (ix) all applications, registrations, renewals, modifications and extensions for any of the foregoing and (x) all tangible embodiments of any of the foregoing.

 “IP Contracts” means, collectively, any and all oral or written Contracts under which the Company or any Company Subsidiary (i) is granted a right in or to any Intellectual Property of a third party, (ii) grants a right to a third party in or to any Company Intellectual Property or (iii) has entered into an agreement not to assert or sue with respect to any Intellectual Property (including settlement agreements and co-existence arrangements).

“IT Assets” means any and all Software, hardware, peripherals, systems, networks, servers, databases, Internet sites and other information technology assets owned, leased, licensed or otherwise used by the Company or any Company Subsidiary.

“knowledge of the Company” means the actual knowledge of each of Nancy Li, Roy Reichbach, Tim Alavathil, Alexander Arato, Ron Nunn and Michael Her, and such knowledge as would be imputed to such Persons upon reasonable due inquiry by such Persons into the relevant or applicable matter.

“Licensed Intellectual Property” means all Intellectual Property of a third party that is licensed to the Company or any Company Subsidiary.

“Liens” means all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever.

“Money Laundering Laws” means all applicable money laundering Laws.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company or any Company Subsidiary.

“Parent Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, development, effect or change that that has a material adverse effect on the ability of Parent to perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated by this Agreement.

A “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means (i) information about individuals that is identified by applicable Law as personal or private information requiring a special level of protection based on the type of such information and how it is obtained or (ii) information that identifies an individual or that could, in combination with other data or information, allow for the identification of or contact with an individual.

“Public Software” means any Software that (i) is made generally available to the public without requiring payment of fees or royalties, (ii) is generally considered to be “copyleft”, “open source” or “public software”, including Software distributed or made available via the GNU General Public License (GPL) or Lesser/Library GPL (LGPL), the Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the BSD License, the Sun Community Source License (SCSL) or Industry Source License (SISL), the Apache License or any license or distribution model similar to the foregoing, or (iii) requires as a condition of use, modification or distribution that any other Software distributed therewith be disclosed, licensed or distributed in source code form, be redistributable at no charge or be licensed for the purpose of making derivative works.

“Purchase Agreement” means that certain Purchase Agreement, dated as of the date hereof, by and between the Company and Stillwater Holding Company LLC.

The “Representatives” of any Person means the directors, officers, employees, general partners, managers, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and such Person’s Subsidiaries.

“Sanctions Laws” means all applicable sanctions Laws administered by any Governmental Entity.

“Software” means all software, digital platforms, source code, object code, other programming code, software development tools, APIs, digital rights management technologies and implementation of algorithms, models and methodologies, together with all related documentation and specifications.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the Equity Interests of which) is owned directly or indirectly by such first Person.

 “Tax” and “Taxes” means all taxes, imposts, levies or other like assessments or charges in the nature of taxes imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns (including any amendments thereto) relating to Taxes.

“Termination Fee” means a cash amount equal to $6,220,000 (six million two hundred-twenty thousand dollars).

SECTION 8.04          Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall be disjunctive but not exclusive.  The phrase “date hereof” or “date of this Agreement” shall mean “as of immediately prior to the execution and delivery of this Agreement”. References to “$” or “dollars” shall mean “United States dollars”. The phrase “made available”, when used in this Agreement, shall mean the relevant information or materials provided directly to Parent and Merger Sub, including information or materials in the Company SEC Documents or in the electronic data room hosted by Firmex and maintained by the Company for purposes of the Transactions, at least two days prior to the effectiveness of this Agreement. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified (including any waiver thereto) in accordance with the terms thereof, but only to the extent, in the case of any material amendment, supplement or other modification (including any waiver thereto) to any Contract, instrument or other document listed in the Company Disclosure Letter, that such amendment, supplement or other modification is also listed in the appropriate schedule, (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, provided, that nothing contained in this Section 8.04 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day, (v) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence and (vi) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 8.05          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.06          Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.  This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

SECTION 8.07          Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.

(a)          This Agreement, the Confidentiality Agreement and the Support Agreements (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter of this Agreement, the Confidentiality Agreement and the Support Agreements and (ii) except for Section 5.06, are not intended to confer upon any Person other than the parties any rights or remedies.

(b)          Except for the representations and warranties contained in Article II, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions.

(c)          Except for the representations and warranties contained in Article III, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

SECTION 8.08          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 8.09          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, provided, that Parent and Merger Sub may assign, in its sole discretion and at any time, any or all of their respective rights, interests and obligations under this Agreement to any Affiliate of Parent without the consent of any other party hereto, but no such assignment shall relieve Parent or Merger Sub of any of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.10          Specific Enforcement; Jurisdiction.

(a)          The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties to this Agreement shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement shall not be required to prove actual damages.

(b)          Each party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Chosen Courts.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.02 or in such other manner as may be permitted by applicable Law, shall be valid, effective and sufficient service thereof.

SECTION 8.11          Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR ANY OTHER TRANSACTION.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12          No Recourse.  This Agreement may only be enforced against, and any claim or clause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  No Person shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

WME ENTERTAINMENT PARENT, LLC, as Parent,

by	/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

LION MERGER SUB, INC., as Merger Sub,

by	/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

NEULION, INC., as the Company,

by	/s/ Roy E. Reichbach
Name: Roy E. Reichbach
Title: President and Chief Executive Officer

Exhibit A

[Form of Stockholder Written Consent]

WRITTEN CONSENT

OF CERTAIN STOCKHOLDERS OF

 NEULION, INC.

Pursuant to Section 228 of the
 General Corporation Law of the State of Delaware

Pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) and the Amended and Restated Certificate of Incorporation and the Bylaws of NeuLion, Inc., a Delaware corporation (the “Company”), the undersigned stockholders of the Company, holding the requisite number of shares of common stock of the Company in accordance with Section 251 of the DGCL and acting with respect to all shares of capital stock of the Company held by the undersigned, do hereby consent to the adoption of the following resolutions:

Adoption of the Merger Agreement

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously (i) approved and declared advisable that certain Agreement and Plan of Merger among the Company, WME Entertainment Parent, LLC, a Delaware limited liability company (“Parent”), and Lion Merger Sub, Inc., a Delaware corporation and a wholly owned direct or indirect subsidiary of Parent (“Merger Sub”) (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company and the Company will become a wholly owned direct or indirect subsidiary of Parent (the “Merger”) and (ii) recommended that the Company’s stockholders vote in favor of adopting the Merger Agreement;

WHEREAS, the Merger Agreement has been executed and delivered by the parties thereto;

2

WHEREAS, the undersigned have received a copy of a substantially final draft of the Merger Agreement, have reviewed the Merger Agreement and such other information as they believed necessary to make an informed decision concerning their vote on the adoption of the Merger Agreement, and have had the opportunity to consult with their own legal, tax, financial and/or other advisor(s) regarding the consequences to them of the Merger, the Merger Agreement and the execution of this Written Consent; and

WHEREAS, the undersigned desire to adopt and approve the Merger Agreement.

NOW, THEREFORE, BE IT RESOLVED, that the Merger Agreement be, and hereby is, adopted and approved in all respects; and be it further

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized, empowered and directed to make and execute such other documents and instruments as are required to complete the Merger and to cause the same to be filed with the Secretary of State of Delaware and/or such offices as are required, and to do all things whatsoever, whether within or without the State of Delaware, which may be in anywise necessary or proper to effect said Merger; and be it further

RESOLVED, that the proper officers of the Company be and each of them hereby is, authorized, empowered and directed to do all things that may be necessary or appropriate to carry out the intent of the foregoing resolutions and the transaction contemplated thereby.

This Written Consent may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned stockholders have duly executed this Written Consent.  This Written Consent shall be effective immediately following the execution and delivery of the Merger Agreement (the “Consent Effective Time”); provided, however, in no event shall this Written Consent be effective as to any of the undersigned if the Consent Effective Time is more than 60 days after the date of signature next to such person’s name below, which date is the date on which provision for the effectiveness of this Written Consent was made.  Prior to the Consent Effective Time, this Written Consent shall be irrevocable as to each of the undersigned.

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The Corporate Secretary of the Company hereby certifies that this Written Consent of Certain Stockholders of the Company is true, correct and complete:

Date:	By:	NeuLion, Inc.

Name:
Title: Corporate Secretary